CONSENT OF WARDELL ARMSTRONG INTERNATIONAL LIMITED
3rd Floor, 46 Chancery Lane, WC2A 1JE, United Kingdom

April 14, 2015

CONSENT OF EXPERT

VIA EDGAR

United States Securities and Exchange Commission:

RE:	Tasman Metals Ltd. Management's Discussion and Analysis for the Six Months Ended February 28, 2015 (the "MD&A")

To Whom It May Concern:

We have assisted with the preparation of the Pre-Feasibility Study – NI 43-101 – Technical Report for the Norra Karr Rare Earth Element Deposit, Effective Date: January 31, 2015 (the "Study").  We refer to the following (collectively the "Information") which is referenced in the MD&A and/or documents incorporated by reference therein:

1.	The Study; and
2.	Mineral Resource and Mineral Reserve estimates completed by Wardell Armstrong International Limited.

We hereby consent to the use of our name and the Information, and summaries thereof, and inclusion and incorporation by reference thereof and information derived from such Information in the MD&A and/or Tasman Metals Ltd.'s Registration Statement on Form F-3 (File No. 333-190863), and any associated prospectus, filed with the United States Securities and Exchange Commission.

We confirm that we have read a draft of the MD&A and we have no reason to believe that there are any misrepresentations that are derived from the Information or that are within our knowledge as a result of the services we performed in connection with such Information.

Yours truly,

WARDELL ARMSTRONG INTERNATIONAL LIMITED

/s/ C.P. Broadbent
Signature

C.P. Broadbent
Print Name

Director
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